NEWS RELEASE

Birch Mountain Announces Closing of Private Placement and Grant of Options

CALGARY, August 31, 2004 - Birch Mountain Resources Ltd. (BMD:TSX Venture Exchange and BHMNF:OTC BB) ("Birch Mountain" or the "Corporation") announces that it has completed the second part of the previously announced private placement. The Corporation issued an additional 50,000 common shares issued on a flow-through basis at a price of $0.60 per share and 612,760 units ("Units"), each Unit consisting of one common share ("Common Share") and one-half of one common share purchase warrant ("Warrant") at a price of $0.60 per Unit for gross proceeds of $397,656 and total aggregate gross proceeds for the entire private placement of $5,397,655.80. Each whole Warrant will entitle the holder to acquire one Common Share at a price of $0.75 per share until December 31, 2005. The securities issued are subject to a hold period under applicable securities law until December 28, 2004.

Proceeds from the issue of Flow-Through Shares will be used to fund qualifying expenditures related to Birch Mountain's Muskeg Valley Quarry project. Proceeds from the issue of Units will be used for general corporate purposes principally related to the limestone project.

The Corporation also announces that it has granted 1,150,000 stock options to directors and officers of the Corporation, with an exercise price of $0.55, expiring August 27, 2009.
FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or Don Dabbs, Vice President & CFO Birch Mountain Resources Ltd. Tel 403.262.1838 Fax 403.263.9888 www.birchmountain.com	Equity Communications, LLC Steve Chizzik, Regional Vice President Tel 973.912.0980 Fax 973.912.0973

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.